UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F

SQM FILES TECHNICAL REPORT SUMMARIES

Santiago, Chile, April 5, 2024 – Sociedad Química y Minera de Chile S.A. ( SQM or the “Company”) issued technical report summary for the Salar de Atacama property (the “Technical Report Summary”). The Technical Report Summary is filed as Exhibit 96.1 to this Report on Form 6-K and incorporated herein by reference.

Exhibits

23.1	Consent of Juan Becerra, SQM, regarding the Salar de Atacama property Technical Report Summary
23.2	Consent of Rodrigo Riquelme Tapia, GeoInnova, regarding the Salar de Atacama property Technical Report Summary
96.1	Technical Report Summary regarding the Salar de Atacama property, prepared by SQM, dated April 3, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)

Date: April 5, 2024	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO